Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

August 24, 2018

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 126, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 130, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the BNP Paribas AM U.S. Inflation-Linked Bond Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by BNP PARIBAS ASSET MANAGEMENT USA, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please clarify that the Adviser may only recoup fee waivers or expense reimbursements made during the rolling three-year period preceding the recoupment.

Response. The requested change has been made.

2.	Comment. In the “Principal Investment Strategies” section, please specify the “other instruments” that will be considered U.S. inflation-linked bonds for purposes of the Fund’s 80% investment policy.

Response. The term “other instruments” has been removed from the section.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

August 24, 2018

3.	Comment. In the “Redemptions In-Kind” section, please consider disclosing whether in-kind redemptions will be pro-rata slices of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio.

Response. The Registrant believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by the Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Registrant respectfully declines to add additional disclosure at this time.

4.	Comment. Please confirm that the Fund will adhere to the Staff’s position that derivatives must be valued at their market, as opposed to notional, value for purposes of its 80% investment policy.

Response. We are not aware of any written position by the Staff indicating that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy. The Registrant respectfully declines to make the requested confirmation because the Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Registrant respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

Comment on the Statement of Additional Information

5.	Comment. In the “Compensation” section, please identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 20(b) of Form N-1A.

Response. The requested change has been made.

* * * * * * * * * * * *

Alison White, Esq.

August 24, 2018

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London